SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Announcement of Final Results of Private Exchange Offer for CSN Inova Ventures’ Outstanding 6.750% Senior Notes due 2028 and Consent Solicitation

São Paulo, August 11, 2026 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) announced today the final results of the offer to exchange (the “Exchange Offer”) conducted by its subsidiary, CSN Inova Ventures (formerly CSN Islands XI Corp.) (the “Issuer”), an exempted company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of CSN. The Issuer announced today that the Minimum Participation Condition has been satisfied. The aggregate principal amount of 2028 Notes validly tendered and not validly withdrawn at or prior to the Expiration Time was US$1,007,324,000, representing 77.49% of outstanding 2028 Notes. Subject to the satisfaction of the remaining conditions set forth in the Offering Memorandum, the Issuer expects to accept for exchange all 2028 Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time.

The Exchange Offer, which expired at 5:00 p.m., New York City time, on August 10, 2026 (the “Expiration Time”), offered to exchange any and all of the Issuer’s outstanding 6.750% Senior Notes due 2028 (the “2028 Notes”) held by Eligible Holders, as defined below, for the Issuer’s 11.000% Senior Notes due 2030 (the “New Notes”) and cash. The 2028 Notes are fully, unconditionally and irrevocably guaranteed by CSN.

Settlement of the Exchange Offer and Consent Solicitation is expected to occur on August 12, 2026 (the “Settlement Date”), which is the second business day following the Expiration Time. For each US$1,000 principal amount of 2028 Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time and accepted for exchange, Eligible Holders are eligible to receive the Exchange Consideration consisting of (i) US$253.85 in cash (the “Cash Consideration”) plus (ii) US$746.15 in aggregate principal amount of New Notes (the consideration under (i) and (ii) collectively, the “Exchange Consideration”).

In addition to the applicable Exchange Consideration, Eligible Holders whose 2028 Notes are accepted for exchange will receive a cash payment equal to accrued and unpaid interest on such 2028 Notes from and including the immediately preceding interest payment date for such 2028 Notes to, but excluding, the Settlement Date (the “Accrued Interest”). Interest will cease to accrue on the Settlement Date for all 2028 Notes accepted for exchange. The Issuer expects to issue approximately US$698.3 million aggregate principal amount of New Notes and pay approximately US$255.7 million in cash consideration on the Settlement Date (not including accrued interest and cash paid in lieu of fractional New Notes). The Issuer will not receive any cash proceeds from the Exchange Offer.

The following table sets forth the results of the Exchange Offer and Consent Solicitation (as defined below):

Notes to be Exchanged	CUSIP/ISINs Nos.	Outstanding Principal Amount	Principal Amount of 2028 Notes Tendered and Accepted(1)	Total Amount of Cash Consideration Paid by the Issuer	Principal Amount of New Notes Issued
6.750% Senior Notes due 2028	Rule 144A: 12642KAB0 / US12642KAB08 Regulation S: G2583X AB7 / USG2583XAB76	US$1,300,000,000	US$1,007,324,000	US$255,709,197.40	US$698,330,000

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(1)	For each US$1,000 principal amount of 2028 Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time and accepted for exchange, Eligible Holders are eligible to receive the Exchange Consideration consisting of (i) US$253.85 in cash plus (ii) US$746.15 in aggregate principal amount of New Notes.

In connection with the Exchange Offer, the Issuer solicited (the “Consent Solicitation” and, together with the Exchange Offer, the “Exchange Offer and Consent Solicitation”) consents (the “Consents”) to the adoption of certain amendments (the “Proposed Amendments”) to the indenture governing the 2028 Notes. Eligible Holders who tendered their 2028 Notes pursuant to the Exchange Offer were also required to deliver Consents to the Proposed

Amendments. Eligible Holders could not deliver Consents to the Proposed Amendments without also validly tendering their 2028 Notes. The Issuer has received the requisite Consents to execute the Supplemental Indenture (as defined in the Offering Memorandum) to effect the Proposed Amendments.

The Exchange Offer and Consent Solicitation was made solely to Eligible Holders upon the terms and subject to the conditions set forth in the exchange offering memorandum dated as of July 30, 2026 (the “Offering Memorandum”). The Exchange Offer and Consent Solicitation was made only (a) in the United States, to holders of 2028 Notes who were reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), and (b) outside the United States, to holders of 2028 Notes who were not “U.S. persons” (as defined in Regulation S under the Securities Act) in offshore transactions in reliance on Regulation S. Holders of 2028 Notes who certified that they were eligible to participate in the Exchange Offer and Consent Solicitation pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.”

The complete terms and conditions of the Exchange Offer and Consent Solicitation are described in the Offering Memorandum, copies of which may be obtained from D.F. King & Co., Inc., the information and exchange agent (the “Information and Exchange Agent”) for the Exchange Offer and Consent Solicitation, at www.dfking.com/csn, by telephone at +1 (800) 515-4507 (U.S. toll free) or +1 (646) 582-2970 (collect), in writing to 28 Liberty Street, 53rd Floor, New York, NY 10005, or by email to csn@dfking.com.

The Issuer engaged Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Citigroup Global Markets Inc, Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, UBS Investment Bank and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. to act as the dealer managers (the “Dealer Managers”) in connection with the Exchange Offer and Consent Solicitation. Questions regarding the terms of the Exchange Offer and Consent Solicitation may be directed to Banco Bradesco BBI S.A. at Av Presidente Juscelino Kubitschek, n.º 1309, 5th floor, São Paulo, SP, 04543-011, Brazil, BNP Paribas Securities Corp. at 787 Seventh Avenue, New York, New York 10019, by telephone at +1 (212) 841-3059 (collect), +1 (888) 210-4358 (toll free), Citigroup Global Markets Inc. at 388 Greenwich Street, 4th floor New York, New York 10013, by telephone at +1 (212) 723-6106, Credit Agricole Securities (USA) Inc. at 1301 Avenue of the Americas, 8th Floor, New York, New York 10019, by telephone at +1 (212) 261-7802 (collect), +1 (866) 807-6030 (toll free), HSBC Securities (USA) Inc. at 66 Hudson Boulevard, New York, NY 10001, by telephone at +1 (212) 525-5552 (collect), +1 (888) HSBC-4LM (toll free) Morgan Stanley & Co. LLC at 1585 Broadway, Floor 6, New York, NY 10036, by telephone at +1 (212) 761-1057 (collect) or +1 (800) 624-1808 (toll free), UBS Investment Bank at 11 Madison Avenue, New York, New York 10010, by telephone at +1 (212) 882-5721 (collect) or +1 (833) 690-0971 and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. at Av. Presidente Juscelino Kubitschek, 1909 – Torre Sul, 30º andar, CEP 04543-010, São Paulo – São Paulo, Brazil. The eligibility certificate is available electronically at: www.dfking.com/csn and is also available by contacting the Information and Exchange Agent.

Disclaimer

None of CSN, the Issuer, the Information and Exchange Agent, the Dealer Managers or the trustee for the 2028 Notes, or any of their respective affiliates, made any recommendation as to whether holders should tender any 2028 Notes in the Exchange Offer and Consent Solicitation or expressed any opinion as to whether the terms of the Exchange Offer and Consent Solicitation were fair to any holder. Holders made their own decision as to whether to tender any 2028 Notes and, if so, the principal amount of 2028 Notes to tender. Please refer to the Offering Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Exchange Offer and Consent Solicitation.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Exchange Offer and Consent Solicitation was made and the New Notes are being offered and issued only to “qualified institutional buyers” and holders that are not “U.S. persons” as such terms are defined under the Securities Act. The New Notes have not been registered under the Securities Act or under any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act, and, accordingly, are subject to significant restrictions on transfer and resale as more fully described in the Offering Memorandum. The Exchange Offer and Consent Solicitation was not made to holders of 2028 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Exchange Offer and Consent Solicitation. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. CSN does not undertake any obligation to publicly correct or update any forward-looking statement if CSN later becomes aware that such statement is not likely to be achieved.

COMPANHIA SIDERÚRGICA NACIONAL

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.